September 5, 2019

Xiaofeng Gao
Chief Executive Officer
Skillful Craftsman Education Technology Ltd
Floor 4, Building 1, No. 311, Yanxin Road
Huishan District, Wuxi
Jiangsu Province, PRC 214000

       Re: Skillful Craftsman Education Technology Ltd
           Draft Registration Statement on Form F-1
           Submitted August 13, 2019
           CIK No. 0001782309

Dear Mr. Gao:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Cover Page

1. Revise to include the "Commission legend" on the outside front cover page of the prospectus in accordance with Item 501(b)(7) of Regulation S-K. Ordinary Shares, page 2

2. Where you state that you will not complete this offering unless your shares are listed on the Nasdaq, clarify your intentions not to move forward with the offering until you receive approval for listing from the Nasdaq.
 Xiaofeng Gao
FirstName LastNameXiaofeng Gao
Skillful Craftsman Education Technology Ltd
Comapany 5, 2019
September NameSkillful Craftsman Education Technology Ltd
September 5, 2019 Page 2
Page 2
FirstName LastName
Prospectus Summary, page 5

3. Highlight the restrictions imposed by PRC law on foreign ownership of companies engaged in online value-added telecommunications business and disclose that as a result of these restrictions you do not directly own any substantive operations in China.
         Highlight that if your PRC VIE and its shareholders fail to perform their obligations under the contractual arrangements, you could be limited in your ability to enforce the contractual arrangements that give you effective control, and if you are unable to maintain effective control, you would not be able to continue to consolidate the VIE's financial results with your financial results. State the percentage of revenues in your consolidated financial statements that is derived from your VIE. Disclose that you rely on dividends and other distributions paid to you by your PRC subsidiary, which in turn depends on the service fees paid to your PRC subsidiary from your VIE. Confirm that you do not have unfettered access to either your PRC subsidiary's or VIE's revenues due to PRC legal restrictions on the payment of dividends by PRC companies, foreign exchange control restrictions, and the restrictions on foreign investment, among others.
Corporate Structure, page 7

4. Revise to add a diagram reflecting the anticipated post-offering ownership structure of the
         Company, including the respective ownership percentages of purchasers of shares in this offering. Also revise your corporate structure diagram and related narrative disclosure to clarify that Wuxi Kingway and Wuxi Wandao are one and the same.
Risk Factors
Risks Related to Our Business and Industry
If we are not able to continue to attract students to register on our training platforms, our business...will be...adversely affected, page 13

5. Expand your disclosure here to also address the difficulties you face in converting non-
         paying registered members to fee-paying members. In that respect, we note that your fee-
         paying members constitute approximately 4.5% of total registered members as of March
         31, 2019 and your disclosure that the majority of your revenue is derived from fees paid by your members.
Risks Related to Doing Business in China
PRC regulation on loans to, and direct investment in, PRC entities by offshore holding companies...may prevent us from using the proceeds..., page 26

6. You disclose a series of regulatory restrictions and limitations with respect to providing funding to your PRC subsidiary through loans or capital contributions (e.g., your PRC subsidiary may not procure loans which exceed the difference between its total investment amount and registered capital). Quantify the extent to which you may make loans or capital contributions to your PRC subsidiaries based upon the applicable PRC restrictions.
 Xiaofeng Gao
Skillful Craftsman Education Technology Ltd
September 5, 2019
Page 3
Use of Proceeds, page 47

7. In light of the statutory limits and required regulatory approvals with respect to your ability to make loans and capital contributions to your PRC subsidiary and VIE, please quantify the amount of loans or capital contributions you anticipate being able to make to your PRC subsidiary following this offering. Also disclose, if true, that you expect the
         IPO proceeds to be used in the PRC in the form of RMB and, therefore, your VIE will need to convert any capital contributions or loans from U.S. dollars to RMB.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Factors Affecting Our Results of Operation, page 54

8. Disclose the potential impact of your plan to expand your offering of virtual experimental training programs on your ability to manage costs and operating expenses effectively.
9. Please tell us whether management uses any key performance indicators, including non-
         financial performance indicators to manage the business. To the extent management uses key performance indicators that would be material to investors, please include these disclosures in the prospectus.
Results of Operations
Year Ended March 31, 2019 as Compared to Year Ended March 31, 2018
Revenue, page 57

10. We note your disclosure that your access to target member groups increased as a result of your cooperation agreements, which in turn resulted in your revenue increasing. Quantify the impact of these cooperation agreements with respect to your results of operations.
Liquidity and Capital Resources, page 58

11. We note your disclosure on page F-18 which states, "Substantially all of the Group's operating activities are transacted in RMB, which is not freely convertible into foreign currencies." Please provide disclosure in your liquidity section regarding where your current cash balance is located and your ability to repatriate the cash outside of the PRC.
Business
Our Strengths, page 67

12. Explain the benefits of owning and operating your own cloud computing system as opposed to using a third party. For example, explain how operating and managing your
FirstName LastNameXiaofeng Gao with expanding the scope of your training programs. Any own cloud-based system helps
Comapany NameSkillful Craftsmanmanaging your own platform should also be addressed in the related risks associated with Education Technology Ltd
September 5, 2019section.
       risk factors Page 3
FirstName LastName
 Xiaofeng Gao
FirstName LastNameXiaofeng Gao
Skillful Craftsman Education Technology Ltd
Comapany 5, 2019
September NameSkillful Craftsman Education Technology Ltd
September 5, 2019 Page 4
Page 4
FirstName LastName
Consolidated Financial Statements
Consolidated Statements of Operations and Comprehensive Income, page F-4

13. Please round earnings per share to the nearest cent in order to not imply a greater degree of precision than actually exists. Please make similar revisions to the per share information disclosed elsewhere within your filing such as in your Dilution disclosure and in the Summary Consolidated Financial and Operating Data.
14. We note in the disclosure of your corporate structure on page 7 you hold a 60% ownership in Xiaofeng Gao and a 40% ownership in Lugang Hua. Please explain to us why you have not attributed any profits to non-controlling interests in your income statement.
1. Organization and basis of financial statements, page F-7

15. On page 91 you state that, "we operate our relevant business through contractual arrangements among Craftsman Wuxi, our PRC subsidiary, Wuxi Wangdao, our variable interest entity, and the shareholders of Wuxi Wangdao." However, your financial statements never refer to "Craftsman Wuxi" or "Wuxi Wangdao." Please revise to provide consistent names of companies throughout your filing.
16. We note your statement on page F-8 that, "The Nominee Shareholders also agreed that, unless the contractual obligations as defined in the Equity Interest Pledge Agreements are fully performed by them or the secured debts under the Equity Interest Pledge Agreements are paid in full (whichever later), they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests." You then state, "The
         Equity Interest Pledge Agreements will remain binding until Kingway discharge all their obligations under the Exclusive Business Corporation Agreements at the expiration of the
         Exclusive Business Corporation Agreements." Please clarify and disclose the termination rights of the WFOE. Explain why the Nominee Shareholders or Kingway, the VIE, have any termination rights if the WFOE has control of the VIE.
17. Please clarify in your consolidation policy disclosure your specific policies with respect to Xiaofeng Gao and Lugang Hua, and advise us accordingly.
6. Property and equipment, net, page F-20

18. You state that, "Server development in process represented the advance payment made to a third party." Please clarify this statement and explain why this is classified in property plant and equipment versus prepayments.
 Xiaofeng Gao
FirstName LastNameXiaofeng Gao
Skillful Craftsman Education Technology Ltd
Comapany 5, 2019
September NameSkillful Craftsman Education Technology Ltd
Page 5
September 5, 2019 Page 5
FirstName LastName
15. Commitments and Contingencies, page F-25

19. We note your statement on page 74 that, "Our current principal executive offices are located at our headquarters in Wuxi, Jiangsu Province, comprising 1,219 square meters, at
         Floor 4, Building 1, No. 311, Yanxin Road, Huishan District, Wuxi, Jiangsu Province,
         PRC. This facility currently accommodates our management headquarters, research and development and general and administrative activities. We rent this facility from an unaffiliated third party for a monthly rent of RMB 526,660 (approximately $78,215). The lease will expire on December 31, 2019 and we do not anticipate any issue renewing such lease." However, on page F-25 you state, "On March 31, 2019, the Group had no future minimum payments under non-cancelable operating leases." Please revise accordingly.
General

20. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
21. We note references to third-party research reports by iResearch, Tencent Research
         Institution, and Ipsos Group S.A. in the prospectus. Tell us whether you commissioned any of these reports. Additionally, please provide us with copies of the materials supporting these third-party statements, clearly cross-referencing a statement with the underlying factual support.
        You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Robert
S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess,
Attorney-Adviser, at (202) 551-7951 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-
3257 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Telecommunications